CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 1 of 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NXT ENERGY SOLUTIONS, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62948Q107
(CUSIP Number)

Mr. Michael Mork
235 Healdsburg Ave, Suite 204
Healdsburg, CA 95448
Telephone:  (707) 431-1057

November 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MCAPM, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,077,040
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,077,040
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,431,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.11%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mork Capital Management
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,077,040
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,077,040
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,431,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.11%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Mork
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 1,354,394
8. Shared Voting Power: 1,077,040
9. Sole Dispositive Power: 1,354,394
10. Shared Dispositive Power: 1,077,040
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,431,434
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.11%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 5 of 10

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on February 25th, 2011.  Such Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The amount of funds expended to date by Michael Mork to acquire the 1,354,394 shares of Common Stock is $1,456,816.08. The source of the funds for these transactions was the personal funds of Michael Mork. These shares were purchased in the open market and through private placements.

On February 17th, 2011, in a private placement Michael Mork purchased 200,000 of the Issuer’s units (“Units”).  Each Unit consisted of one Common Share ("Share") and one warrant ("Warrant"). Each Warrant entitled the holder to acquire an additional Share at a price of $0.60 per Share on or before February 16, 2012, subject to acceleration in the event the Company issues a press release advising that the Shares have traded on the TSX Venture Exchange at a price per share greater than $0.90 for 10 consecutive trading days, in which case the Warrants shall expire, without further notice, on the 30th day following the issuance of the press release. On November 3rd, 2011 Michael Mork exercised his warrants from the private placement dated February 17th, 2011.

The amount of funds expended to date by MCAPM, L.P. to acquire the 1,077,040 shares of Common Stock it holds in its name is $1,923,512.69.  Such funds were provided from MCAPM, L.P.'s working capital. These shares were purchased in the open market.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

The purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock. Current board member Mr. John Agee appointed on July 25th, 2011 is the brother-in-law of Mr. Michael Mork.

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 6 of 10

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 34,202,396 compromised of the 200,000 common shares granted upon warrant exercise and the 34,002,396  indicated as the number of outstanding shares as of June 30th, 2011, in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 30th, 2011.

(A)  MCAPM, L.P.

(a)	Aggregate number of shares beneficially owned: 1,077,040Percentage: 3.15%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,077,040
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,077,040

(c)	Within the past sixty days, MCAPM, L.P. has made the following purchase of common stock:

Date	Number of Shares	Price Per Share	Total Purchase Price
10/31/2011	10,500	$0.7903	$8,298.15
11/01/2011	15,500	$0.80	$12,400.00
11/02/2011	1,040	$0.80	$832.00

(d)
Because he is the owner and Chief Executive of Mork Capital Management, which is the general partner of MCAPM, L.P., Michael Mork has the power to direct the affairs of MCAPM, L.P., including the voting and disposition of shares of Common Stock held in the name of MCAPM, L.P..  Therefore, Michael Mork is deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares of Common Stock.

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 7 of 10

(B)   Mork Capital Management

(a)	Aggregate number of shares beneficially owned: 1,077,040 Percentage: 3.15%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,077,040
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,077,040

(c)	Within the past sixty days, Mork Capital Management, has made the following purchase of common stock:

Date	Number of Shares	Price Per Share	Total Purchase Price
10/31/2011	10,500	$0.7903	$8,298.15
11/01/2011	15,500	$0.80	$12,400.00
11/02/2011	1,040	$0.80	$832.00

(d)
Because he is the owner and Chief Executive of Mork Capital Management, which is the general partner of MCAPM, L.P., Michael Mork has the power to direct the affairs of MCAPM, L.P., including the voting and disposition of shares of Common Stock held in the name of MCAPM, L.P..  Therefore, Michael Mork is deemed to share voting and disposition power with MCAPM, L.P. with regard to those shares of Common Stock.

(C)  Michael Mork

(a)	Aggregate number of shares beneficially owned: 2,431,434 Percentage: 7.11%
(b)	1. Sole power to vote or to direct vote: 1,354,394
2. Shared power to vote or to direct vote: 1,077,040
3. Sole power to dispose or to direct the disposition: 1,354,394
4. Shared power to dispose or to direct disposition: 1,077,040

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 8 of 10

(c)	Within the past sixty days, Michael Mork purchased shares of Common Stock as follows:

Date	Number of Shares		Price Per Share	Total Purchase Price
11/03/2011	200,000	*	$0.60	$120,000.00
*exercise of warrants at $0.60
Item 7	Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit No.	Description
1	Joint Filing Agreement, dated November 3rd, 2011

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 3rd, 2011

MCAPM , L.P.

/s/ Michael Mork
	By:	Michael Mork
General Partner

Mork Capital Management

/s/ Michael Mork
	By:	Michael Mork
Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork

CUSIP No. 62948Q107	SCHEDULE 13D/A	Page 10 of 10

EXHIBIT 1
JOINT FILING AGREEMENT

                        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: November 3rd, 2011

MCAPM , L.P.

/s/ Michael Mork
	By:	Michael Mork
General Partner

Mork Capital Management

/s/ Michael Mork
	By:	Michael Mork
Owner and Chief Executive

Michael Mork

/s/ Michael Mork
Michael Mork